BIRCH MOUNTAIN RESOURCES LTD.
31st Floor, Bow Valley Square II205
- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

NEWS RELEASE

CALGARY, May 2, 2001 - Birch Mountain Resources Ltd. (BMD:CDNX) announces the appointment of two new members to the Corporation's Board of Directors. The Company welcomes Dr. J.I. (Jack) Clark and Mr. Charles Hopper to the Board. Mr. Hopper was previously an advisor to the Board.

Dr. Clark has had a career encompassing the fields of engineering, technology and applied research. He held several senior positions with two large Canadian engineering firms through the 1970s and 1980s, including President of Golder & Associates, and worked on a wide variety of resource development projects. Dr. Clark is an expert in geotechnical investigations and design and has worked on numerous mining projects in Canada. From the mid-1980s to 1997, Dr. Clark was President of the Centre for Cold Ocean Resources Engineering (C-CORE) in St. John’s, Newfoundland. C-CORE is an engineering research institute that pursues research and advisory services in several areas of advanced technology, including remote sensing, intelligent systems and space systems and applications. For the past few years, Dr. Clark has been an Honorary Research Professor and Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients in Canada, U.S.A. and internationally. In addition to his role as a Board member, Dr. Clark will work with the Company’s technical staff and the Scientific Advisory Board on research and intellectual property matters.

Charles Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has more than twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management. His principal focus has been developing, marketing and managing products utilizing internal and third party asset managers in both traditional and alternative asset classes. Mr. Hopper was previously associated with Morgan Stanley and Company, Inc., The Northern Trust Company and was a Founder of Graystone Partners, a Chicago-based investment consulting firm. Mr. Hopper brings a broad range of experience to the Board in finance and capital markets.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page  http://www.birchmountain.com

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